Exhibit 99.3

INFOSYS US ANALYST MEET
FINANCIAL HIGHLIGHTS
November 4, 2011

CORPORATE PARTICIPANTS

V. Balakrishnan
CFO and Member of the Board

Good morning, friends. It is my pleasure to talk to all of you again. Let me touch upon some of the financial highlights. To recap, last quarter our revenues grew by 5% in constant currency. It was at the higher end of the guidance we gave for the last quarter. Our margins expanded by 190 basis points and we have even seen some increase in prices. On constant currency basis our pricing went up by 100 basis points. We added 15,000 employees. We grew 6.3% sequentially in US, Europe grew by 2.1%. Our growth has been more balanced, both top 10 and non-top 10 grew at a same pace and our employee turnover has come down. In fact employee turnover has come down by 2 percentage points in the last one year.

So what we did? We recasted our guidance because the currencies globally have moved up and down. To factor in the currency volatility, we revised our guidance in revenues from somewhere between 18%-20% to 17%-19% and we had increased the guidance for EPS to factor in the Rupee depreciation. The employee addition target has been kept at the same level of 45,000 for the year.

What are the major challenges facing the industry today? Global economic uncertainty is a big thing. All over the world, the economic uncertainty is only increasing day-by-day. US is in a big mess, the growth is coming down, unemployment is still high. There is no political will to put money into the economy and make it grow. Europe is in a much bigger mess. Every day the situation is evolving and nobody knows which direction it is going to take. In China, the PMI is 50.4, if comes below 50 is a recession. India has got its own problems. There is no cover any part of the world, so the economic uncertainty is a big challenge.

Currency volatility - last quarter we have seen the Indian rupee at both 52-weeks high and 52-weeks low. We have never seen currency volatility like that in the past. Currencies are moving around 6-10% every quarter, so it is part and parcel of our business today.

Regulatory changes - more economic uncertainty which means countries will become more protective, both in movement of labor and also the regulations could become more rigid. So I think all these 3 large global economic challenges are going to continue for some time and as an industry we have to live with this.

If you look at the micro challenges, India has got a huge pool of people. India produces around half a million engineering graduates every year but the quality of pool is coming down. We have one of the most stringent entry criteria in the whole industry. In fact, we get more than half a million applications for jobs and we end up hiring 40,000-45,000 people every year but even after that at the end of the training, we see a 5% failure rate. So the quality of input is coming down in the country. That is going to be a big challenge for the industry when it goes very rapidly like this. Scaling up could become a challenge. This year we are adding 45,000 people and if we grow like this, probably in the next 5-6 years, we have to hire 100,000 people a year. It may be possible but it is going to be a big challenge. Growing at such a large scale and hiring employees on such a large scale is going to be a big challenge for industry. Of course, the commoditization is increasing. Most of the competition is plucking the low hanging fruit and trying to grow faster and in the process they are commoditizing the business more and more. Already, some part of the business is commoditized and it could only accelerate in the near future. The client expectation has changed. Clients want today IT partners, they do not want cost reducers. If you go and participate in the RFP it’s a commoditized business, if you go to a client and create an RFP, that is a value business and that is what we want to do.

So I think as an industry this industry will face challenges on quality of input, scales of hiring people and also the commoditization of business in the near future. So what we had done? We have reorganized the company. We made 4 large industry verticals. Earlier our structure was that we had multiple verticals, multiple service unit and we also have the geo structure. Because of that, each one of them had a P&L responsibility. It created fiction in the marketplace, so we verticalized the company across the world. We created four large verticals. Only the vertical heads will have the P&L responsibility. It helps us response to the clients needs much more efficiently while at the same time reducing friction internally.

We also said we have to target all areas of spending. As a company we always want to be a high quality player. When we formed the company, we said we will be the most respectable corporation in the world. We never said we will be number 1 in revenues, number 1 in market cap etc. We said we will be the most respectable company in the world. For us this number one, number two game is not important. We have to build a high quality company in the medium to long-term. We said we will focus on getting one-third of the revenue from Consulting & System Integration. Why? Because this is high value added revenues, profitability is high, the ability to scale is very high and clients see you as an IT partner. One-third of the revenue should come from platform, solutions and products. Today we hardly get around 8% our revenues from this with majority of it being from a product called Finacle which we sell in India and some of the developed markets today. This non-linear growth is very important for us. This will help us to grow the revenues with less dependency on people. It is also high margin if it comes to a scale. Balance one-third should come from our traditional business, the ADM, BPO kind of business which will give stability in the revenues because you need visibility and stability in the revenues. In the medium to long-term, we are targeting this portfolio of business. If we get this right, I think we would have built a high-quality company with better revenue growth, better revenue productivity and best margins in the industry and Infosys 3.0 is all about that.

On the micro challenges, we increased our training period. Earlier we used to train all the freshers for 3 months, we made it 6 months. Even after 6 months of training, we see a 5% failure rate, that’s why we are worried about the quality of input coming into the industry. We are also using consulting more and more as a front-end because when we sell a consulting assignment, for every $1 we get $3 to $4 of flow down business which comes at much better price points. We have to use more and more of consulting as a frontend in our business. We are also investing in new and emerging areas like cloud, mobility, sustainability which Shibu spoke about.

For us mergers and acquisitions is a medium to enhance our capabilities. We are not going to do acquisitions just for the sake of acquisitions. We are not going to buy revenues. For us acquisitions should make strategic sense, it has to enhance our capabilities, it has to get us portfolio of business which we are targeting in the medium to long-term. We are not going to go and buy some captives just to grow business and show a high growth in 1-2 quarters.

Our aspiration is to have high quality growth, to be the best in the industry which means we will have the best revenue growth, best revenue productivity and best margin in the industry. Period. There is no discussion on that. We are not going to dilute our margin, we are not going to trade off our margin for revenue growth.
One of the things which we keep hearing is that our margins will come down. I hear this in all conversations with most of the analysts. Look at the margins in the last 5 years. They are almost same except for 1 or 2 years that too mainly because of currency. We always say that we have a flexible financial model. We have multiple levers on the cost side. We have utilization, we have onsite-off shore mix, we have portfolio of business, we use some of these levers at some point of time to make sure the impact on our margins is limited. We have done that consistently in the past years and we are not going to dilute margins for growth. Margin is very important for us. Of course, growth is also important but there is no trade-off. We are going to balance both and try to achieve both. If you look at the currency rate, we have seen currencies at different rates from 45.06 to 47.43 but still we are able to maintain our margins in spite of this currency volatility. What it means is that our cost structure is much more flexible today and we should be able to reduce some of this impact and still show better margins in the industry.

On the currency side, currency volatility is going to continue, that is not going to go away. We hedge our exposures for up to next two quarters at any point of time. We are not going to take any long-term view on the currency because it is difficult to take a long-term view. We are going to take a short-term view. Most of our hedges are for a term of less than 1 year. We are not going beyond 1 year and we believe that Indian Rupee could only depreciate because India has got a bigger challenge. India was predicted to grow at 8.5% this year, but I think now the consensus is for it to grow at 7-7.5%. India is also slowing down and India's got a huge trade deficit. Fiscal deficit is also a concern and the capital flows are coming down. Capital flows are biggest buffer for the currency and that is coming down because India is seen as an emerging market risk. If we put all that, we believe that rupee could be under pressure in the short-term and the chances of it depreciating are much-much higher than the chances of it appreciating in the short-term. We have $742 mn of hedges at the end of September. We will continue to take a short-term view. We are not going to change our hedging policy.

Look at the revenue mix. 72% of the revenues comes in US Dollar. We get 7% of the revenues each from GBP, Euro and Australian Dollar. Look at the impact on the net margins because of the currency changes. It’s less than 1% of revenues. I think in the whole industry, we managed this currency volatility much better because we took a short-term view in the last 2 years, the impact on the net margins because of currency changes is very low.

On the tax front today our effective tax rate is 28.4%. We are almost at the peak of the statutory rate. Today we get around 28% of our revenues from SEZ and that is slowly growing but all of the STPs today are taxable. Balance 72% of the revenues are fully taxed in India today and we believe the effective tax rate could be somewhere between 28-28.5% in the near term and if we are able to growth the SEZ proportion of our revenues in the near future, probably the effective tax rate could come down. But as a company we are very particular about putting only the new business into SEZ. This means new employees, new contracts and new business into SEZ. We cannot shift the existing business from STPs to SEZs. Some analysts wrote saying that we do not know how to do tax planning. I told them that we do not do tax evasion. We have to pay the tax. Our effective tax rate is 28.4% which is higher than the industry but we still deliver the highest net margin in the industry.

With this I conclude. Overall the message is that we are focused on high quality growth, period. There is no discussion on that. We are not going to trade-off margins for growth. There is no discussion on that. We will continue to focus on having the better portfolio of business which will make us the most respectable company which has got high quality revenues, which grows faster, which has got the best revenue productivity and which has got the best margin in the industry.

Thank you.